Exhibit A

CERAGON NETWORKS® FIRST QUARTER 2016 FINANCIAL RESULTS SCHEDULED FOR RELEASE ON MAY 9, 2016

April 11, 2016

CERAGON NETWORKS® FIRST QUARTER 2016 FINANCIAL RESULTS SCHEDULED FOR RELEASE ON MAY 9, 2016

Little Falls, New Jersey, April 11, 2016 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today is providing details of the conference call for its first quarter 2016 financial results. The Company will issue a press release announcing its results during pre-market hours on Monday, May 9, 2016.

A conference call will follow beginning at 9:00 a.m. EDT. Investors are invited to join the company’s teleconference by calling (USA) (800) 230-1059 or international +1 (612) 332-0107 from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (800) 475-6701 (International) +1 320-365-3844, Access Code 390820. A replay of both the call and the webcast will be available through June 9, 2016.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides a highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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CERAGON NETWORKS® FIRST QUARTER 2016 FINANCIAL RESULTS SCHEDULED FOR RELEASE ON MAY 9, 2016

April 11, 2016

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Matthew Krieger	Tanya Solomon	Claudia Gatlin
GK Public Relations	Ceragon Networks
Tel: + 914-768-4219	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
matthew@gkpr.com	tanyas@ceragon.com	claudiag@ceragon.com

Safe Harbor

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may," "plans," "anticipates," "believes," "estimates," "targets," "expects," "intends," "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a further decline in revenues beyond Ceragon’s expectations, the risk that Ceragon’s expectations regarding future profitability will not materialize; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon will not continue to comply with the financial or other covenants in its agreements with its lenders; risks associated with doing business in Latin America in general and in Brazil in particular, including currency export controls and recent economic concerns; risks relating to the concentration of our business in India, Africa, and in developing nations, including political, economic and regulatory risks from doing business in those regions; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.